Exhibit 99(a)(16)

                         U.S. TIMBERLANDS COMPANY, L.P.

FOR IMMEDIATE RELEASE

Contact: Thomas C. Ludlow
         Chief Financial Officer
         U.S. Timberlands Company, L.P.
         (212) 755-1100

                         U.S. TIMBERLANDS COMPANY, L.P.
                      ANNOUNCES COMPLETION OF TENDER OFFER

NEW YORK, March 7, 2003 - - U.S. Timberlands Company, L.P. (OTC Bulletin Board:
TIMBZ.OB) today announced the successful completion of the tender offer made by U.S. Timberlands Acquisition Co., LLC, an acquisition entity formed by the company's management. The tender offer - pursuant to which the acquisition entity offered to purchase all outstanding common units of the company at a price of $3.00 per common unit - expired at 12:00, midnight, New York City time, on March 6, 2003. Based on information from the depositary agent for the offer, U.S. Timberlands Company, L.P. common unit holders validly tendered 6,910,022 common units (including guaranteed deliveries) (approximately 71% of the outstanding common units) during the tender offer period. Combined with the additional 1,542,270 common units (approximately an additional 16% of the outstanding common units) already owned by the offerors and their affiliates, they now own approximately 87% of the outstanding common units.

In accordance with the terms of the merger agreement, validly tendered common units have been accepted and will be paid for promptly.

U.S. Timberlands Company, L.P. is in the process of preparing for mailing to its limited partners materials relating to the merger of U.S. Timberlands Acquisition Co., LLC with and into U.S. Timberlands Company, L.P.

Any questions concerning the merger should be addressed to the Information Agent, Innisfree M&A Incorporated at (212) 750-5833 or (888) 750-5834.

U.S. Timberlands Company, L.P. and its affiliate own 670,000 fee acres of timberland and cutting rights on 18,000 acres of timberland containing total merchantable timber volume estimated to be approximately 1.8 billion board feet in Oregon and Washington, east of the Cascade Range. U.S. Timberlands specializes in the growing of trees and the sale of logs and standing timber. Logs harvested from the timberlands are sold to unaffiliated domestic conversion facilities. These logs are processed for sale as lumber, molding products, doors, millwork, commodity and overlaid plywood products, laminated veneer lumber, engineered wood I-beams, particleboard, hardboard, paper and other wood products. These products are

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used in residential, commercial and industrial construction, home remodeling and repair and general industrial applications as well as a variety of paper products. U.S. Timberlands also owns and operates its own seed orchard and produces approximately five million conifer seedlings annually from its nursery, approximately 75% of which are used for its own internal reforestation programs, with the balance sold to other forest products companies.

Certain information discussed in this press release may constitute forward-looking statements within the meaning of the Federal securities laws. Although U.S. Timberlands believes that expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends, and uncertainties that could cause actual results to differ materially from those projected. Such risks, trends and uncertainties include the highly cyclical nature of the forest products industry, economic conditions in export markets, the possibility that timber supply could increase if governmental, environmental or endangered species policies change, and limitations on U.S. Timberlands' ability to harvest its timber due to adverse natural conditions or increased governmental restrictions. For a more complete description of factors, which could impact U.S. Timberlands and the statements contained herein, reference should be made to U.S. Timberlands' filings with the United States Securities and Exchange Commission.